CENTURYTEL personal touch advanced communications

Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934
Subject Company: Embarq Corporation
Registration Statement #333-155521



Citi Global Entertainment, Media & Telecommunications Conference

Glen Post

Chairman & CEO

January 6, 2009

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this document, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel's and EMBARQ's reports filed with the Securities and Exchange Commission (SEC). There can be no assurance regarding the timing of the consummation of the merger or that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Also, included in our presentation materials are certain non-GAAP financial measures. These measures are provided and valid as of January 6, 2009, only and should not be relied upon beyond such date. Reconciliation of such non-GAAP measures to the most directly comparable GAAP measure or measures are available on our company Web site at www.centurytel.com.

CENTURYTEL

Additional Information

In connection with the proposed merger, CenturyTel has filed, and the Securities and Exchange Commission (SEC) has declared effective, a Registration Statement on Form S-4 that includes a joint proxy statement of CenturyTel and EMBARQ that also constitutes a prospectus of CenturyTel. CenturyTel and EMBARQ began mailing the definitive joint proxy statement/prospectus to their respective shareholders on December 22, 2008. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain the joint proxy statement-prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement-prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement-prospectus may also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Shareholder Relations.

The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel's directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the joint proxy statement-prospectus and other relevant materials filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CenturyTel Today –









- **Delivering Communications Solutions to Rural Areas and Small to Mid-Size Cities**
- **Transitioning Our Company Into a Premier Broadband Communications Provider**
- **Committed to Being the Broadband Leader in Our Markets**

ONE Network


Wireline
LightCore Lit Fiber
LightCore Dark Fiber
CLEC/ Metro Fiber Ring

Customers – Sept. 30, 2008	
Wireline	2,041,000
LD Lines	1,264,000
DSL	628,000
Video	105,000

CENTURYTEL

Cash Flow Generation

Excludes Non-Recurring Items


Cumulative FCF
($MM)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$375
$846
$1,308
$1,771
$2,283
$2,848
$3,318
2002
2003
2004
2005
2006
2007
3Q 08

CenturyTel

Free Cash Flow Per Share



$5.00
$4.00
$3.00
$2.00
14% 5-YR. CAGR
$2.59
$3.17
$3.25
$3.40
$4.19
$4.99
2002
2003
2004
2005
2006
2007

CENTURYTEL

OCF Margins – As Reported



60.0%
50.0%
40.0%
30.0%
2006
2007
YTD08
CenturyTel
Peer A
Peer B
Peer C

Source: Analysis of public reports and transcripts of the peer companies

OCF Margins – Adjusted to Eliminate SFAS 71



60.0%
50.0%
40.0%
30.0%
2006
2007
YTD08
CenturyTel
Peer A
Peer B
Peer C

Source: Analysis of public reports and transcripts of the peer companies
NOTE: Respective peer results adjusted for a one-time royalty payment and to reflect bad debt as an expense instead of a contra-revenue.



Strategic Focus

Strategic Focus

- Own the Broadband Position in our Markets
- Intensify Customer / Revenue Retention Efforts
- Invest in and Develop New Products
- Pursue Strategic Acquisitions and Closely Related Businesses

Broadband Deployment
% of Total Access Lines



80%
60%
40%
20%
63%
71%
75%
79%
84%
88%
2003
2004
2005
2006
2007
3Q 2008

Up-to-10Mb = 57% of Enabled Lines

CENTURYTEL

High-Speed Internet Customers & Penetration Rates



(Thousands)
600
500
400
300
200
100
0
5
25
53
83
143
249
369
555
628
61% CAGR '03 – '07
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2000
2001
2002
2003
2004
2005
2006
2007
3Q08

Penetration rate = HSI customers / DSL-enabled lines

CENTURYTEL

Customer & Revenue Retention

- Expanded Distribution and Enhanced Local Market Presence
  - Multi-Dwelling Unit Sales Team
  - Door-to-Door
  - Refined Save Team Approach
  - Upgrading Bill Payment Centers to Full Customer Experience Centers

New Experience Centers



700 MHz Auction

- Acquired 69 Licenses Covering 53% of CTL's Local Exchange Areas
- Overlaps Approximately 4,500 Miles of CenturyTel's Fiber Transport Network
- Total Investment of $149 Million
- Average Price of $.70 Per Megahertz Pop vs. $1.92 National Average for Blocks A&B

700 MHz Strategy

- Future Will Be Driven by Broadband, Both Fixed and Wireless
- Enables a Wireless Broadband Option
- Not a "Me Too" Wireless Product
- Leverage Our Local and Long-Haul Network Infrastructure
- Expect Opportunities to Trade for Spectrum in Other Strategic Markets



EMBARQ Acquisition

Transaction Summary

Transaction Structure:	All stock combination
Exchange Ratio:	1.37 shares of CenturyTel stock per share of EMBARQ stock
Pro Forma Ownership:	34% CenturyTel shareholders / 66% EMBARQ shareholders
Transaction Value:	$11.6 billion, including net debt of $5.8 billion as of 09/30/08
Estimated Synergies:	Approximately $400 million of annual run rate synergies
Estimated Transaction Multiples:	4.5x / 3.9x LTM EBITDA (before / after run rate synergies) 6.0x / 4.7x LTM Free Cash Flow (before / after run rate synergies)
Financing:	$800 million of committed financing to refinance EMBARQ bank debt facilities and for general corporate purposes
Pro Forma Leverage:	2.1x (incl. run rate synergies) / 2.3x (excluding synergies)
Dividend Policy:	Annual dividend of $2.80 per share, approximately 50% pay-out ratio
Closing Conditions:	HSR, FCC, Certain State Regulatory Approvals and CenturyTel and EMBARQ shareholder approvals and other customary conditions

Combined Footprint


EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber
CLEC / Metro Fiber

- ✦Operations in 33 States
- ✦Approximately:
  - ✦8 Million Access Lines
  - ✦2 Million Broadband Customers
  - ✦400,000 Video Subscribers

EMBARQ

CENTURYTEL

Premier Communications Company

Access Lines (millions) (1)



10.0
8.0
6.0
4.0
2.0
0.0
7.9
3.1
2.3
1.5
CTL/EQ
WIN
FTR
FRP

LTM Revenue ($ billions) (1)



10.0
8.0
6.0
4.0
2.0
0.0
8.8
3.3
2.3
1.5
CTL/EQ
WIN
FTR
FRP (2)

Broadband Customers (millions) (1)



2.5
2.0
1.5
1.0
0.5
0.0
2.0
0.9
0.6
0.3
CTL/EQ
WIN
FTR
FRP

LTM EBITDA ($ billions) (1)



5.0
4.0
3.0
2.0
1.0
0.0
3.8
1.7
1.2
0.5
CTL/EQ
WIN
FTR
FRP (2)

1. Data as of September 30, 2008 for CenturyTel and EMBARQ and June 30, 2008 for WIN, FTR and FRP
2. FairPoint statistics pro forma for VZ Northern New England transaction

EMBARQ

CENTURYTEL

Transaction Progress Update

- Hart-Scott-Rodino Filing Made and Early Termination Granted in November
- Application for Consent for Transfer of Control (Form 214) Filed With the Federal Communications Commission in Late November
- 14 State Applications Filed by Early December
- Post-Closing Senior Management Team Determined by Late December
- Proxy Finalized and Special Meetings of Shareholders Scheduled for January 27th
- Continue to Expect Closing to Occur in Second Quarter 2009

Great Strategic Combination

- Significantly Enhances Financial And Operational Scale
  - ~ 8 Million Access Lines And 2 Million Broadband Customers
  - $8.8 Billion Of Revenue And $4.2 Billion Of EBITDA *
- Provides Financial Flexibility And Foundation To Drive Shareholder Value
  - Significant Synergies
  - Accretive In The First Full Year Post-closing
  - Expectation Of Returning Substantial Capital To Shareholders
  - Sound Capital Structure And Strong Cash Flow

* Based on anticipated full run-rate synergies and operating results for the twelve months ended 9/30/08.

EMBARQ

CENTURYTEL

Great Strategic Combination (cont'd)

- Combined Company Well Positioned Strategically And Competitively
  - Diversification Of Markets And Revenue
  - Leverage Of Core, High-quality Network Resources
  - Improvement Of Customer Service And Marketing Flexibility Through Integrated Systems
  - Enhancement Of Competitive Position Through Greater Scale And Resources



CenturyTel: Building on Its Long, Successful Track Record

Fifteen Years of Growth

($ in Millions)

Twelve Months Ending Dec. 31,	2007	1992	15 –Yr. CAGR %
Revenue	$2,606.1	$396.6	13.9%
Operating Cash Flow	$1,291.6	$182.2	13.9%
Operating Income	$755.3	$118.0	13.2%
Net Income	$354.3	$61.5	12.4%
Free Cash Flow	$564.5	($13.5)	nm
EPS	$3.16	$0.55	12.4%

Excluding nonrecurring items, as adjusted for goodwill amortization

CENTURYTEL

15 Year Total Return

Source: Bloomberg as of December 31, 2008



-40.2%
CBB
FTR
2.9%
S&P Tel
60.6%
VZ
118.4%
T
137.4%
S&P 500
155.5%
CTL
183.5%
-75.0%
-25.0%
25.0%
75.0%
125.0%
175.0%

CENTURYTEL

EV/2008 EBITDA – CTL vs. Peers


9.0
6.0
3.0
0.0
4.4
4.4
4.7
5.4
5.7
5.7
6.1
7.7
VZ
Q
CTL
CBB
T
WIN
FTR
IWA

Source: FirstCall as of January 2, 2009

CenturyTel

2008 FCF Multiple – CTL vs. Peers


33.0
30.0
27.0
24.0
21.0
18.0
15.0
12.0
9.0
6.0
3.0
0.0
4.9
5.1
6.0
6.4
6.6
12.1
23.1
31.9
CTL
Q
FTR
WIN
IWA
T
VZ
CBB

Sources: January 2, 2009 Market Capitalization from Thomson Reuters and Various Sellside Analysts FCF Estimates

CENTURYTEL

CenturyTel is Well Positioned

- High-Quality, Broadband Networks Capable of Meeting Growing Bandwidth Demand and Delivering Emerging Services
- Quality OSS and Dedicated, Knowledgeable Employees Enable High-Quality Customer Experience
- Strong Cash Flows and a Solid Balance Sheet Provide Financial Flexibility to Invest In and Acquire Strategic Assets

CenturyTel is Well Positioned (cont'd)

- Poised to Participate in High-Demand, Broadband Services – Video, Home Networking, Content, Advertising, Etc.
- Anticipated EMBARQ Acquisition Provides Unique Synergistic Opportunities to Drive Long-Term Shareholder Value
- History of Consistently Executing Business Plans, Adapting to Industry Changes and Driving Shareholder Value

CENTURYTEL